Exhibit 99.1

Brussels, 11 August 2011 – 1 / 25

The enclosed information constitutes regulated information as defined in the Belgian Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market.

Anheuser-Busch InBev reports Second Quarter and

Half Year 2011 Results

Except where otherwise stated, the comments below are based on organic figures and refer to 2Q11 and HY11 versus the same periods of last year. For important disclaimers please refer to pages 2/3.

HIGHLIGHTS

•

Revenue growth: Revenue rose 3.7% in 2Q11 and 4.6% in HY11, with revenue per hl increasing 3.4% in 2Q11 and 4.7% in HY11. On a constant geographic basis (i.e. eliminating the impact of faster growth in countries with lower revenue per hl) organic revenue growth per hl improved 4.4% in 2Q11 and 5.6% in HY11

•

Volume performance: Total volumes in 2Q11 grew by 0.3%, with own beer volumes increasing 0.6% and non-beer volumes growing 1.1%. Other volumes declined following the termination of legacy commercial products contracts in the United Kingdom with immaterial impact in terms of EBITDA contribution. In HY11, total volumes were flat, with own beer volumes increasing 0.3% and non-beer volumes decreasing 0.3%

•

Focus Brands: In 2Q11, our Focus Brand volumes grew 2.3%, led by Budweiser, Harbin and Sedrin in China, Antarctica in Brazil, Michelob Ultra and Stella Artois in the United States, and Bud and Klinskoye in Russia. In HY11, our Focus Brand volumes grew 1.4%

•

Market share: In the United States, we estimate market share declined by 50 bp, mainly attributable to the sub-premium segment, while achieving good progress in Focus Brand performance. We gained or maintained share in Argentina, Belgium, Canada, China and Germany, and made consistent progress in line with our brand and pricing strategies in Brazil, Russia and the United Kingdom

•

Cost of Sales: Cost of Sales (CoS) increased 1.9% in 2Q11, or 1.4% per hl. In HY11, CoS increased 2.6%, or 2.2% per hl. On a constant geographic basis, CoS per hl increased 2.4% in 2Q11 and 3.1% in HY11

•

EBITDA: In 2Q11, EBITDA grew 11.7% in nominal terms and 6.0% organically to 3 747 million USD with a margin of 37.7%, an organic improvement of 83 bp. In HY11, EBITDA rose 11.1% in nominal terms and 6.3% organically to 7 155 million USD with a margin of 37.7%, an organic improvement of 58 bp

•

Profit: Normalized profit attributable to equity holders of AB InBev grew 11.3% in nominal terms to 1 603 million USD in 2Q11 from 1 440 million USD in 2Q10, and 18.3% in nominal terms to 2 758 million USD in HY11 from 2 331 million USD in HY10

•	Earnings per share: Normalized earnings per share (EPS) grew to 1.00 USD from 0.90 USD in 2Q10. HY11 EPS grew to 1.73 USD from 1.46 USD

•

Non-recurring net finance costs: Normalized profit attributable to equity holders of AB InBev in 2Q11 excludes an expense of 195 million USD as a result of the early redemption of 1.25 billion USD notes

•	Cash flow: Cash flow from operating activities increased 9.9% on a reported basis, from 4 133 million USD in HY10 to 4 543 million USD in HY11

•

Net debt: Our net debt as of 30 June 2011 was 40.1 billion USD, an increase of 0.4 billion USD from 31 December 2010 due to the seasonality of our cash flows and the impact of foreign exchange fluctuations, notably Brazilian real and euro appreciation to the US dollar, which on balance has a positive impact on EBITDA and overall P&L translation. The net debt to normalized EBITDA ratio improved from 2.86x at the end of 2010 to 2.75x, fully in line with our objective to reach a level of 2.00x during the course of 2012

•	2011 Half Year Financial Report: The report is available on our website at www.ab-inbev.com

Brussels, 11 August 2011 – 2 / 25

Figure 1. Consolidated performance (million USD)

			Organic
	2Q10	2Q11	growth
Total volumes (thousand hls)	100 611	101 246	0.3%
Total beer volumes	90 499	91 064	0.3%
Of which AB InBev own beer	89 074	90 209	0.6%
Non-beer volumes	10 113	10 182	1.1%
Revenue	9 174	9 952	3.7%
Gross profit	5 062	5 620	5.1%
Normalized EBITDA	3 354	3 747	6.0%
Normalized EBIT	2 740	3 058	7.1%
Normalized profit attributable to equity holders of AB InBev	1 440	1 603
Profit attributable to equity holders of AB InBev	1 149	1 450

Normalized earnings per share (USD)	0.90	1.00
Earnings per share (USD)	0.72	0.90

Margins
Gross margin	55.2%	56.5%	75bp
Normalized EBITDA margin	36.6%	37.7%	83bp
Normalized EBIT margin	29.9%	30.7%	100bp

			Organic
	HY10	HY11	growth
Total volumes (thousand hls)	192 443	192 691	0.0%
Total beer volumes	170 801	171 188	0.0%
Of which AB InBev own beer	168 279	169 374	0.3%
Non-beer volumes	21 641	21 502	-0.3%
Revenue	17 501	18 955	4.6%
Gross profit	9 671	10 724	6.2%
Normalized EBITDA	6 440	7 155	6.3%
Normalized EBIT	5 210	5 813	7.7%

Normalized profit attributable to equity holders of AB InBev	2 331	2 758
Profit attributable to equity holders of AB InBev	1 624	2 414

Normalized earnings per share (USD)	1.46	1.73
Earnings per share (USD)	1.02	1.51

Margins
Gross margin	55.3%	56.6%	87bp
Normalized EBITDA margin	36.8%	37.7%	58bp
Normalized EBIT margin	29.8%	30.7%	87bp

Anheuser-Busch InBev’s 2Q11 and 2Q10, and HY11 and HY10 reported numbers are based on unaudited interim consolidated financial statements prepared in accordance with IFRS. Unless otherwise indicated, amounts are presented in million USD.

To facilitate the understanding of Anheuser-Busch InBev’s underlying performance, the analyses of growth, including all comments in this press release, unless otherwise indicated, are based on organic and normalized numbers. In other words, financials are analyzed eliminating the impact of changes in currencies on translation of foreign operations, and scope changes. Scope changes represent the impact of acquisitions and divestitures, the start up or termination of activities or the transfer of activities between segments, curtailment gains and losses and year over year changes in accounting estimates and other assumptions that management does not consider as part of the underlying performance of the business.

Brussels, 11 August 2011 – 3 / 25

All references per hectoliter (per hl) exclude US non-beer activities. To eliminate the effect of geography mix, i.e. the impact of stronger volume growth coming from countries with lower revenue per hl, and lower Cost of Sales per hl, we are also presenting, where specified, organic per hectoliter figures on a constant geographic basis. The constant geographic basis is calculated by assuming the same volume, revenue and cost of sales weighting of our businesses as in the same period of the previous year.

Whenever presented in this document, all performance measures (EBITDA, EBIT, profit, tax rate, EPS) are presented on a “normalized” basis, which means they are presented before non-recurring items. Non-recurring items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature. Normalized measures are additional measures used by management, and should not replace the measures determined in accordance with IFRS as an indicator of the Company’s performance. Values in the figures and annexes may not add up, due to rounding.

2Q11 and HY11 EPS is based upon weighted average of 1 594 million shares compared to 1 591 million shares for 2Q10 and HY10.

MANAGEMENT COMMENTS

Anheuser-Busch InBev is pleased to report another quarter of EBITDA margin expansion, earnings growth and strong cash flow generation from operating activities.

Total revenue for the company grew 3.7% in the quarter, driven by consistent execution of our brand building strategies and the implementation of revenue management best practices. We achieved this result against the background of challenging trading conditions in some of our key markets.

We are committed to investing behind our brands and continue to see improvements in brand health. This investment helped to grow Focus Brand volumes by 2.3% in 2Q11, compared to overall own beer volume growth of 0.6%. Our sales and marketing spend increased 49 million USD, or 3.9%, in 2Q11 and 101 million USD, or 4.3%, in HY11. This compares to growth of 7.6% in HY10, which included incremental spend related to the FIFA World Cup. Our guidance for growth in sales and marketing spend for the full year remains at mid to high single digits.

Strong cost management and efficiencies within our breweries in 2Q11 saw Cost of Sales increase at a lower rate than revenue, leading to gross profit growth of 5.1% and gross margin expansion of 75 bp to 56.5%.

As expected, the growth in distribution expenses eased from 14.6% in 1Q11 to 9.7% in 2Q11. As explained in our 1Q11 press release, distribution expenses this year are impacted by a higher mix of direct distribution and transfers of product between regions in Brazil. Labor cost increases in Latin America South and transport tariff increases in Central & Eastern Europe have also contributed to the increase in distribution expenses in the first half. We expect to cycle easier comparables in the second half of the year.

Overall company profitability continues to grow. In 2Q11, EBITDA margin increased 83 bp to 37.7% and in HY11 by 58 bp to 37.7%, with growth in the North America, Latin America North, Western Europe and Asia Pacific Zones.

e

Brussels, 11 August 2011 – 4 / 25

Turning to our two largest markets of the United States and Brazil:

In the United States:

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Volumes: Industry volumes in 2Q11 were impacted by poor weather, especially in the center of the country, and high gas prices. However, gas prices have moderated in recent weeks and the industry has benefited from good volumes during the Fourth of July holiday period, with IRI reporting industry beer volumes up 1.4% in the combined food/drug/mass/convenience channels in the four weeks ending 10 July. Own beer shipments in the quarter declined 1.7% and sales-to-retailers (STRs) fell 3.4%, while in HY11 own beer shipments were down 2.5% with STRs declining 2.9%

•

Bud Light growth: Bud Light gained market share in 2Q11 and HY11. Key brand health indicators continue to improve, and accelerated growth remains our number one priority in the United States. Share growth was supported by the “Here We Go” campaign, innovative packaging (“My Bud Light” label) and a strong digital program. Looking ahead, we are pleased that the NFL owners and players have reached an agreement for the coming season. Our plans are in place and we are excited by the first year of Bud Light sponsorship of the league

•

Budweiser stabilization: As we have previously said, we are taking a systematic, long term approach to stabilizing the brand in the United States and are pleased to report that we continue making solid and steady progress:

•

Share declines continue to decelerate. According to IRI grocery and convenience store data, Budweiser cut its market share decline to 0.3 pp for the month of June 2011 from 0.8 pp in June 2010, on a rolling 12 month basis. More significantly, Budweiser share has been flat on a rolling 12 month basis since January 2011

•	Brand health continues to improve and in June 2011, Budweiser brand volumes grew in 23 of the 50 states. This resulted in the best half year volume performance for the brand in 11 years

These strong results have been driven by a series of initiatives which began in 3Q10, including, most recently, a system-wide execution focus from Memorial Day through the Fourth of July holiday. During this period, Budweiser’s innovative limited edition patriot can, “Here’s to the Heroes” Home Run Program and national happy hour on Flag Day (14 June) encouraged consumer sampling, awareness and re-connection with the brand, as well as raising funds for the Folds of Honor Foundation.

Building upon this momentum, we have recently announced a new visual brand identity for Budweiser in the United States. This will include a packaging change for all cans, aluminum bottles and secondary packaging, although there will be no change to the iconic Budweiser glass bottle label

•

High end growth: We are committed to driving aggressive growth in the high end, and have improved our share of this segment by 100 bp since December 2010, adding over a quarter million additional points of distribution during this period. Our high end shipment volumes increased 19.5% in 2Q11 and 19.8% in HY11. STRs were up 18.7% in 2Q11 and 16.5% in HY11. All of our major brands in this segment saw growth in HY11, with Stella Artois and Shock Top continuing to lead the way with STRs increasing 22.0% and 76.5%, respectively. In addition, we are encouraged by the Goose Island integration process and the valuable insights we are gaining into this highly profitable segment

Brussels, 11 August 2011 – 5 / 25

•

Revenue management: We are committed to improving our brand mix and remain disciplined in implementing our strategy to narrow the price gap between our sub-premium and premium brands which we started in 4Q10. Beer-only revenue per hl grew 3.6% in HY11, with brand mix benefiting the result by 49 bp

In Brazil:

•

Volumes: Beer volumes in Brazil fell 2.6% in the quarter, driven by difficult comparables, with beer volumes growing 13.7% in 2Q10, helped by the FIFA World Cup. Low growth in real disposable income is also impacting volumes in 2011. As expected, and in line with previous years, we initially lost market share after we adjusted prices in the fourth quarter last year and increased the price gap to our competitors. There was a second price increase as a result of the federal excise tax increase in April 2011. However, as we anticipated, market share has been growing sequentially since February 2011 as a result of strong consumer preference for our brands, continued brand investment and disciplined sales execution, reaching 69.3% in June.

As we have said previously, while 2011 will be a year focused more on revenue management than volume, we remain confident about the growth prospects for the industry in the medium and long run. Although there was no increase in the minimum wage in real terms in 2011, the official formula indicates that an increase of approximately 7.5% in real terms (14% nominal) should be implemented in January 2012, providing stimulus for consumer spending and the beer industry. Looking forward, the preparations for the FIFA World Cup in 2014 and the Olympics in 2016 in Brazil are expected to provide further economic stimulus

•

Focus Brands: Skol, Brahma and Antarctica continue to command consumer preference of more than 10 pp ahead of their combined market share. The strength of our brands has been an important factor in recovering market share after our recent price increases

•

Innovation pipeline: The percentage of volumes resulting from our innovations continues to grow ahead of our average volume growth and the overall pipeline remains healthy. We have rolled out Skol 360 in the south of the country and introduced a 300ml returnable glass bottle for our Focus Brands. Early results from both initiatives are encouraging. In addition, we are further enhancing our route to market capabilities, in particular, in the returnable segment

•

Premium segment: This segment represents only 5% of the industry and is an opportunity for long term volume and margin growth. We will continue to build on our existing strong portfolio of Stella Artois, which is now the fastest growing brand in the segment, Original and Bohemia. We are also in the final stages of preparation for the launch of Budweiser in 3Q11, which will further strengthen our position in the premium segment

•	Regional growth: Volumes in the northeast of Brazil continue to show some of the highest growth rates in the country. During 2Q11, our growth in this region was higher

Brussels, 11 August 2011 – 6 / 25

than elsewhere, with Skol performing particularly well. Our new brewery in Pernambuco, which opens in 4Q11, will give us an improved footprint in the northeast, easing some of the pressure on capacity and logistics costs that we have been facing in the past

•	Revenue management: Brazil beer net revenue per hl grew 8.1% in 2Q11 and 10.0% in HY11, driven by price increases implemented at the end of 2010 and higher direct distribution volumes

OUTLOOK

Our 2011 outlook is essentially unchanged from our 1Q11 press release issued on 4 May 2011.

(i)	As expected, volumes gained momentum in 2Q11, despite a difficult comparable driven by the FIFA World Cup in 2010, and we expect this momentum to continue into the second half, especially the fourth quarter

(ii)	Continuous investments behind our brands, coupled with revenue management discipline and improved brand mix, should allow us to deliver revenue per hl growth ahead of inflation, on a constant geographic basis

(iii)	We are expecting Cost of Sales per hl to increase by low single digits in 2011 on a constant geographic basis. Global commodity cost increases should be mitigated through the Company’s hedging strategy, procurement savings and further efficiency gains in our operations

(iv)	We expect to increase our sales and marketing investments by mid to high single digits in 2011

(v)	As previously explained, distribution expense performance should improve during the course of the year as further capacity comes on stream in Brazil and as we cycle easier comparables in the second half. As previously guided, we expect that FY11 distribution expenses per hl for the total Company should increase by mid single digits

(vi)	We delivered 70 million USD of Anheuser-Busch integration synergies in the quarter (145 million USD in HY11) and remain on track to deliver at least the 270 million USD of synergies in FY11 required to bring total synergies to our commitment of 2.25 billion USD

(vii)	We expect the average coupon on net debt to be between 6.0-6.5% in FY11

(viii)	We are amending our guidance on the normalized effective tax rate. While we continue to expect the rate to be in the range of 25-27% in the long run, we expect the result to be below 25% in FY11

(ix)	We will continue to invest in building capacity to meet demand in key growth markets (e.g. Brazil and China), and to drive our commercial innovation pipeline. We had previously guided FY11 net capital expenditures of between 2.7 and 2.9 billion USD. However, we are revising this guidance to approximately 3.1 billion USD, due entirely to foreign exchange fluctuations (namely Brazilian real, euro and Chinese yuan appreciation to the US dollar)

Brussels, 11 August 2011 – 7 / 25

(x)	Approximately 37% of the Company’s debt is denominated in currencies other than the US dollar, principally the Brazilian real and the euro. The weakening of the US dollar in relation to these currencies during HY11 is negatively impacting the absolute level of our debt and interest expense, although the movements in exchange rates have a positive effect on reported EBITDA. We remain fully committed to deleveraging and expect to reach a net debt to EBITDA ratio of below 2.50x by the end of 2011 as we progress towards reaching our target of 2.00x during the course of 2012

FOCUS BRANDS AND INNOVATION

Our Focus Brand strategy ensures that the majority of our marketing resources are directed to the brands with the greatest growth potential which today represent approximately 70% of our own beer volume. Our Focus Brands grew by 2.3% in 2Q11, ahead of total own beer volumes which grew by 0.6%. Focus Brands grew 1.4% in HY11 compared to total own beer volume growth of 0.3%.

Highlights:

•	Global brands: The combined volume of our three global brands, Budweiser, Stella Artois and Beck’s, grew by 0.9% during HY11, ahead of total own beer growth of 0.3%

•

Budweiser global volumes continue to grow, increasing by 2.5% in 2Q11 and by 0.2% in HY11. Good results in China, Russia, Canada and other international markets more than offset declines in the United Kingdom and the United States. Budweiser continues to grow its share of the profitable Chinese premium market, share in Russia continues to increase and Budweiser is the largest brand in the Canadian market. In the United Kingdom, the brand faced challenging volume comparables, with Budweiser almost doubling in 2Q10 as a result of a very successful FIFA World Cup. In June, in the United Kingdom, we announced the brand’s sponsorship of the FA Cup for the next three years, a property we will be able to leverage to support our soccer platforms in multiple countries. As previously mentioned, we are very encouraged by the recent performance of Budweiser in the United States which was well supported by a number of initiatives between Memorial Day and the Fourth of July holiday. Finally, we are preparing for the launch of the brand in Brazil in August 2011

•

Stella Artois grew by 0.5% globally in 2Q11 and by 3.0% in HY11, driven by double digit growth in the United States, supported by the launch of the chalice can, offset by declines in the United Kingdom as a result of the difficult FIFA World Cup comparables. In Brazil, the brand grew by almost 200% in HY11 and is the fastest growing brand in the premium segment. The brand is also growing by double digits in Argentina.

Stella Artois Cidre was successfully launched in the United Kingdom in April and in the first 12 weeks has achieved a 16% share of the premium cider category according to AC Nielsen data, a large part of this share coming from new entrants to the cider category. The brand is also helping to build core brand health for the Stella Artois mega brand. We believe that Stella Artois Cidre is on track to become one of the United Kingdom’s most successful new product launches in the consumer product category, as it is receiving numerous accolades for the concept, branding and launch mechanics. The brand’s “Le President” TV campaign was recently voted the People’s Choice by UTalkMarketing

Brussels, 11 August 2011 – 8 / 25

•

The Beck’s brand grew by 1.9% in 2Q11 and by 1.3% in HY11, driven by results in Germany, China and the United States. In Germany, we launched Beck’s Lime in April, a blackcurrant variant of Beck’s Mix in May and rolled out a new communication platform for Beck’s Gold. Increased sales and wholesaler focus behind the high end segment in the United States has also improved the results of Beck’s in that market. Given the brand’s history of supporting progressive thinking, and as part of our digital strategy, we also launched in July the Beck’s Green Box Project and the Beck’s Art Fund, initiatives which seek to support independent artists

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In the United States, we saw encouraging market share trends for all of our Focus Brands. Bud Light, Michelob Ultra and Stella Artois all grew share and Budweiser continued to show good signs of stabilization with share declines decelerating and brand health indicators improving. Sales-to-retailers (STRs) of our top six high end brands in the United States (Stella Artois, Beck’s, Leffe, Hoegaarden, Land Shark and Shock Top) collectively grew by 23.6% in 2Q11 and by 21.4% in HY11.

We continue to bring renovations and innovations to the market to provide new news for our brands. Examples in 2Q11 included the Budweiser Flavor-Lock Crown and Red Crown Tab, the “My Bud Light” labels, Budweiser and Bud Light Cooler packs (24 pack 12 oz cans), Shock Top Raspberry Wheat and 12 oz cans, Beck’s 24 oz cans, Michelob Ultra Golf promo packs, and Margaritaville and Alexander Keith’s line extensions

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In Brazil, Skol, Brahma and Antarctica remained healthy and commanded a level of consumer preference much higher than their collective market share. Antarctica delivered volume growth despite a difficult quarter for the industry

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Other innovations included Jupiler Force in Belgium, the first brewed soft drink for adults from a major brewer, which has achieved good distribution and trial in the first few weeks. We also launched Leffe Ruby, Leffe Printemps and Hoegaarden 0,0 in Belgium, the Chernigivske Chezz line extension in the Ukraine and Quilmes Lieber in Argentina, an alcohol-free product which allowed us to secure 25% of all beverages sold in stadiums during the recent Copa America soccer tournament in Argentina

Brussels, 11 August 2011 – 9 / 25

OPERATING PERFORMANCE

Detailed segment information for the 2Q11 and HY11 financial performance are provided in Annex 1 and Annex 2 of the press release.

Figure 2. Volumes (thousand hls)

					Organic growth
			Organic		Total	Own beer
	2Q10	Scope	growth	2Q11	volume	volume
North America	34 435	-175	-492	33 768	-1.4%	-1.5%
Latin America—North	26 938	-180	-253	26 505	-0.9%	-2.0%
Latin America—South	6 772	—	-11	6 760	-0.2%	2.9%
Western Europe	9 218	—	-394	8 824	-4.3%	-1.6%
Central and Eastern Europe	8 103	—	-248	7 854	-3.1%	-3.0%
Asia Pacific	13 461	623	1 626	15 710	12.1%	12.1%
Global Export and Holding Companies	1 686	23	116	1 825	6.8%	6.7%
AB InBev Worldwide	100 611	291	344	101 246	0.3%	0.6%

					Organic growth
			Organic		Total	Own beer
	HY10	Scope	growth	HY11	volume	volume
North America	65 180	-168	-1550	63 462	-2.4%	-2.5%
Latin America—North	56 364	-362	-379	55 623	-0.7%	-0.6%
Latin America—South	15 965	—	329	16 294	2.1%	3.8%
Western Europe	15 746	—	-369	15 377	-2.3%	0.1%
Central and Eastern Europe	12 633	—	6	12 639	0.1%	0.1%
Asia Pacific	23 244	764	1 902	25 909	8.2%	8.2%
Global Export and Holding Companies	3 311	46	30	3 387	0.9%	0.8%
AB InBev Worldwide	192 443	279	-31	192 691	0.0%	0.3%

North America (NA)

North American total volumes decreased 1.4% in 2Q11 and 2.4% in HY11.

Industry volumes in the United States in the quarter were impacted by poor weather and high gas prices. Our shipment volumes declined 1.7% in 2Q11 and 2.5% in HY11. Domestic US beer selling-day adjusted sales-to-retailers (STRs) decreased 3.4% in 2Q11 and 2.9% in HY11. Over the course of the year we expect shipments and STRs to be closely aligned in absolute terms.

We estimate that 2Q11 market share in the United States declined by half a percentage point as compared to last year. We continue to gain share with Bud Light, Michelob Ultra and our high end portfolio, but as anticipated, we saw share loss in sub-premium following our decision to start to close the price gap between our sub-premium and premium brands in 4Q10. We also saw a decline in Budweiser market share although the decline continues to decelerate. As previously mentioned, Budweiser’s performance in HY11 was very encouraging resulting in a flat share performance since January 2011 on a 12 month rolling basis.

United States beer-only revenue per hl grew 3.6% in both 2Q11 and HY11, reflecting the price increase in September 2010 as well as mix improvements. We estimate that brand mix benefited our net revenue per hl result by 52 bp in 2Q11 and by 49 bp in HY11.

In Canada, the industry showed some recovery in 2Q11 but remains soft. Our beer volumes fell 1.0% in 2Q11 and 3.2% in HY11, partly attributable to the benefit of the Winter Olympics in 1Q10. Market share was flat in 2Q11 and has been stable at around the 41% level since 2Q10. Budweiser continues to consolidate its position as the country’s favorite brand, gaining share in both 2Q11 and HY11.

Brussels, 11 August 2011 – 10 / 25

North American gross profit improved by 2.9% in HY11, driven by revenue growth of 3.3% per hl, partly offset by a 0.8% increase in CoS per hl, with commodity price pressures being partially compensated by efficiencies and synergies. Sales and marketing expenses grew by 6.8% in HY11 as we continue to invest behind our brands.

2Q11 EBITDA increased 3.5% to 1 804 million USD with margin expansion of 66 bp to 43.3%. HY11 EBITDA grew 2.0% to
3 233 million USD with margin expansion of 46 bp to 42.0%.

Latin America North (LAN)

Volumes in 2Q11 declined 0.9%, with beer volumes down 2.0% and soft drinks up 1.9%. In HY11, total volumes decreased 0.7%, as beer volumes declined 0.6% and soft drinks fell 0.8%.

In Brazil, beer volumes decreased 2.6% in 2Q11 and 1.1% in HY11. This decline reflects difficult comparables, with beer volumes growing 13.7% in 2Q10 helped by the FIFA World Cup. Low growth in real disposable income is also impacting volumes in 2011.

As expected, market share declined in HY11 following our price increase in 4Q10 and the additional increase following the federal excise tax adjustment in April 2011. However, as we anticipated, market share has been growing sequentially since February 2011 as a result of strong consumer preference for our brands, continued investment and disciplined sales execution. Market share reached an average level in the half year of 68.6%, which compares very favorably with historic levels subsequent to price increases, and reached 69.3% in the month of June.

LAN revenue per hl grew 5.7% in 2Q11 and 8.4% in HY11, driven by price increases implemented in Brazil at the end of 2010 and higher direct distribution volumes, partially offset by the impact of the federal tax increase on beer and soft drinks which took effect in April 2011. CoS per hl increased by 7.0% in 2Q11 and by 8.2% in HY11, largely due to increases in packaging costs, malt and adjunct prices, partly offset by favorable currency hedges.

2Q11 EBITDA rose 10.3% to 1 160 million USD with margin expansion of 234 bp to 46.2%, as revenue growth and lower administrative expenses outweighed higher input costs and distribution expenses. EBITDA reached 2 556 million USD in HY11, a growth of 10.9%, with margin expansion of 141 bp to 47.8%.

Latin America South (LAS)

Total volumes decreased 0.2% in 2Q11, with beer volume growth of 2.9% being offset by a decline of 4.7% in non-beer volumes due to a soft industry. In HY11, total volumes increased 2.1%, with beer volumes growth of 3.8%, and non-beer volumes declining 0.7%.

Our beer volumes in Argentina in 2Q11 grew 4.5% as a result of industry growth and market share gains. In HY11, beer volumes in Argentina rose 4.8%. Strong communication and market execution continues to drive results for the Quilmes brand, while the premium segment continues to grow, with Stella Artois expanding its leadership in this segment. We also launched Quilmes Lieber, a non-alcoholic line extension, in the quarter.

Brussels, 11 August 2011 – 11 / 25

EBITDA grew 20.2% to 210 million USD in 2Q11, with EBITDA margin contracting by 193 bp to 40.5%. EBITDA rose 20.7% to 545 million USD in HY11 with margin contraction of 132 bp to 44.9%. The margin contraction is due to growth in Cost of Sales and distribution expenses, driven by higher raw material and labor costs, ahead of the growth in revenue per hl which moved in line with inflation.

Western Europe (WE)

WE continued to deliver a strong market share performance in HY11, with all countries gaining or maintaining share, except the United Kingdom which faced very difficult comparables due to the FIFA World Cup. Own beer volumes in 2Q11 declined 1.6%, while total volumes declined 4.3% following the termination of legacy commercial products contracts in the United Kingdom in March 2011 with immaterial impact at the EBITDA level. As a consequence, commercial products volumes represented only approximately 5.0% of our total Western Europe volumes in 2Q11, down from 9.0% in 2Q10. In HY11, own beer volumes grew 0.1%, with total Zone volumes down 2.3%.

Own beer volumes in Belgium grew 3.2% in 2Q11 on the back of good weather and positive industry dynamics. Market share was maintained with Focus Brand growth in the off-trade behind strong commercial activities and innovations launched in the first half: Jupiler Force, Leffe Ruby, Leffe Printemps and Hoegaarden 0,0. In HY11, own beer volumes grew 5.0%.

In Germany, own beer volumes grew 9.9% in 2Q11. Growth was due to a strong performance from our Focus Brands Beck’s and Hasseröder, the successful launch of the Beck’s Lime and Beck’s Blackcurrant line extensions, good weather, the relisting of our products by a major retail customer, and market share gains. HY11 volumes increased 6.1%.

In the United Kingdom, own beer volumes, excluding cider, declined 16.0% in 2Q11 against a tough comparable of 18.6% growth in 2Q10 driven by the FIFA World Cup. In HY11, own beer volumes excluding cider decreased 10.4% versus a comparable of 11.4% growth in HY10. In April 2011, we successfully launched Stella Artois Cidre, which has already established a 16% share of the off-trade premium cider segment in its first 12 weeks, according to AC Nielsen data.

EBITDA improved 1.7% to 387 million USD in 2Q11 with margin improvement of 278 bp to 33.3%. This improvement was due principally to an improved product mix and the termination of legacy commercial products contracts mentioned previously. HY11 EBITDA grew 3.8% to 588 million USD.

Central and Eastern Europe (CEE)

CEE volumes decreased 3.1% in 2Q11 and grew 0.1% in HY11.

In Russia, volumes fell 6.0% in 2Q11 and 2.3% in HY11, due to a soft industry as well as market share loss. The market share loss was driven by the value segment due to increased promotional activity and product innovation by competition. Our strategy continues to be to

Brussels, 11 August 2011 – 12 / 25

de-emphasize the lower priced brands and focus on premiumization of our portfolio. Although our market share by volume in HY11 decreased by 20 bp, we gained 60 bp of share in value terms, growing from 15.7% to 16.3% as a consequence of our premiumization strategy.

New alcohol industry regulations have been approved by the Russian government, which include restrictions on advertising, kiosk sales and off premise trading hours. These changes will be phased in over the next 18 months. We are working with the government and industry associations to obtain clarity on the new regulations and are also evaluating the potential impact on our business.

In Ukraine, beer volumes grew 1.2% in 2Q11 and 3.6% in HY11 following new digital media campaigns, the launch of an on-trade customer loyalty program and the continuing good performance of our Chernigivske Pub Lager line extension.

EBITDA declined 19.8% to 98 million USD in 2Q11 mainly due to higher commodity costs, and higher transport tariffs and investments in direct distribution leading to higher distribution expenses. In HY11, EBITDA decreased 23.8% to 99 million USD.

Asia Pacific (APAC)

Asia Pacific volumes grew 12.1% in 2Q11, and 8.2% in HY11.

Beer volumes in China grew 11.7% in 2Q11 and 7.9% in HY11. Our Focus Brands, which represent almost 70% of our volume, grew by 21.3% in 2Q11 with all three Focus Brands, Budweiser, Harbin and Sedrin, growing by double digits.

APAC EBITDA grew 50.8% to 87 million USD in 2Q11 with margin growth of 270 bp to 14.0%. Revenue growth, supported by improved brand mix, offset higher Cost of Sales and distribution expenses. Distribution expenses increased 31.8% as a result of higher volumes and fuel costs. Sales and marketing expenses decreased 7.4% due to the timing of commercial activities and the inclusion of FIFA World Cup spending in 2Q10. EBITDA in HY11 increased 25.5% to 151 million USD with margin expansion of 105 bp to 14.2%.

Global Export and Holding Companies (GEHC)

GEHC reported EBITDA of 2 million USD in 2Q11, and -17 million USD in HY11.

Brussels, 11 August 2011 – 13 / 25

CONSOLIDATED INCOME STATEMENT

Figure 3. Consolidated Income Statement (million USD)

	00000000	00000000	00000000	00000000	00000000	00000000
	2Q10	Scope	Currency translation	Organic growth	2Q11	Organic growth
Revenue	9 174	-23	466	335	9 952	3.7%
Cost of sales	-4 112	19	-162	-77	-4 332	-1.9%
Gross profit	5 062	-3	304	257	5 620	5.1%
Distribution expenses	-719	—	-56	-69	-843	-9.7%
Sales and marketing expenses	-1 234	-27	-73	-49	-1 384	-3.9%
Administrative expenses	-491	1	-31	52	-469	10.6%
Other operating income/expenses	122	-3	12	4	134	3.6%
Normalized profit from operations (normalized EBIT)	2 740	-32	155	195	3 058	7.1%
Non-recurring items above EBIT	-136				-63
Net finance cost	-519				-668
Non-recurring net finance cost	-253				-195
Share of results of associates	138				152
Income tax expense	-470				-369
Profit	1 501				1 915
attributable to equity holders of AB InBev	1 149				1 450
attributable to non-controlling interests	352				465

Normalized EBITDA	3 354	4	188	201	3 747	6.0%
Normalized profit attributable to equity holders of AB InBev	1 440				1 603

	00000000	00000000	00000000	00000000	00000000	00000000
	HY10	Scope	Currency translation	Organic growth	HY11	Organic growth
Revenue	17 501	-57	709	803	18 955	4.6%
Cost of sales	-7 830	36	-240	-198	-8 231	-2.6%
Gross profit	9 671	-20	469	605	10 724	6.2%
Distribution expenses	-1 375	4	-85	-164	-1 620	-12.0%
Sales and marketing expenses	-2 300	-40	-100	-101	-2 540	-4.3%
Administrative expenses	-994	4	-42	43	-990	4.3%
Other operating income/expenses	208	-4	18	17	239	8.4%
Normalized profit from operations (normalized EBIT)	5 210	-56	259	399	5 813	7.7%
Non-recurring items above EBIT	-182				-104
Net finance cost	-1 419				-1 426
Non-recurring net finance cost	-672				-363
Share of results of associates	233				262
Income tax expense	-825				-796
Profit	2 345				3 386
attributable to equity holders of AB InBev	1 624				2 414
attributable to non-controlling interests	721				972

Normalized EBITDA	6 440	8	304	403	7 155	6.3%
Normalized profit attributable to equity holders of AB InBev	2 331				2 758

Brussels, 11 August 2011 – 14 / 25

Revenue

2Q11 consolidated revenue grew 3.7% to 9 952 million USD, with revenue per hl growth of 3.4%. HY11 consolidated revenue improved 4.6% to 18 955 million USD, or 4.7% per hl. On a constant geographic basis (i.e. eliminating the impact of faster growth in countries with lower revenue per hl), revenue growth per hl improved 4.4% in 2Q11 and 5.6% in HY11.

Cost of Sales (CoS)

Cost of Sales (CoS) increased 1.9% in 2Q11, and increased 1.4% per hl. On a constant geographic basis, CoS per hl increased 2.4% in 2Q11, driven by higher raw material and packaging costs in Latin America North and South. These increases were partially offset by procurement savings and the implementation of best practice programs in North America, and the benefits of terminating legacy commercial products contracts in Western Europe.

In HY11, CoS increased 2.6% and 2.2% per hl. On a constant geographic basis, HY11 CoS per hl increased 3.1%.

Operating expenses

Total operating expenses increased 2.7% in 2Q11 and 4.6% in HY11:

•

Distribution expenses increased 9.7% in 2Q11, a deceleration from 14.6% in 1Q11 for a HY11 growth of 12.0%. This increase was driven by higher transportation costs in Brazil due to geographic expansion and a higher mix of direct distribution, higher labor costs in Latin America South and higher transport tariffs in Russia and Ukraine

•

Sales and marketing expenses increased 3.9% in 2Q11 and 4.3% in HY11, as greater brand investments in North America more than offset savings in Latin America North and Asia Pacific, where comparables were impacted by spend related to last year’s FIFA World Cup sponsorship and the timing of other commercial activities

•	Administrative expenses fell by 10.6% in 2Q11 and by 4.3% in HY11, with continued fixed cost savings across our business, lower accruals for variable compensation and the timing of certain expenses

•	Other operating income was 134 million USD in 2Q11 compared to 122 million USD in 2Q10, and 239 million USD in HY11 compared to 208 million USD in HY10

Non-recurring items above EBIT

Figure 4. Non-recurring items above EBIT (million USD)

	2Q10	2Q11	HY10	HY11
Restructuring (incl. impairment losses)	-86	-117	-181	-156
Acquisition costs business combinations	—	-2	—	-3
Business and asset disposal (incl. impairment losses)	-50	56	-1	55

Impact on profit from operations	-136	-63	-182	-104

Normalized profit from operations excludes negative non-recurring items of 63 million USD in 2Q11 and 104 million USD in HY11, primarily due to restructuring costs, partially offset by asset disposal gains.

Brussels, 11 August 2011 – 15 / 25

Net finance costs

Figure 5. Net finance costs (million USD)

	2Q10	2Q11	HY10	HY11
Net interest expense	- 673	- 619	-1 385	-1 276
Accretion expense	- 37	- 53	- 78	- 94
Other financial results	191	4	44	- 56

Net finance costs	- 519	- 668	-1 419	-1 426

Mark-to-market adjustment	- 92	- 11	- 482	- 167
Accelerated accretion expense	- 161	- 3	- 190	- 15
Other	—	- 181	—	- 181

Non-recurring net finance costs	- 253	- 195	- 672	- 363

	- 772	- 863	-2 091	-1 789

•

Net finance costs (excluding non-recurring net finance costs) of 668 million USD in 2Q11 compares to 519 million USD in 2Q10, and 1 426 million USD in HY11 compares to 1 419 million USD in HY10. Lower net interest expenses in 2Q11 and HY11 mainly result from reduced net debt levels. Other financial results of 4 million USD in 2Q11 were positively impacted by a favorable mark-to-market adjustment on derivative contracts due to exchange rate fluctuations. Other financial results of -56 million USD in HY11 are primarily due to the payment of bank fees and taxes on financial transactions in the normal course of business

•

Non-recurring net finance costs of 195 million USD in 2Q11 mostly result from the early redemption of 1.25 billion USD notes, due to the fact that the redemption price of these notes differed from their amortized cost. Non-recurring net finance costs of 363 million USD in HY11 also include incremental accretion expenses of 12 million USD and a one-time mark-to-market adjustment of 156 million USD in 1Q11, as certain interest rate swaps hedging borrowings under our 2010 senior bank facilities are no longer effective as a result of the repayment and refinancing of these facilities. While the accretion expense is a non-cash item, the cash equivalent of the negative mark-to-market adjustment will be spread over the period 2011 to 2014

Share of results of associates

2Q11 recorded a share of results of associates of 152 million USD compared to 138 million USD in 2Q10, and 262 million USD in HY11 compared to 233 million USD in HY10 as reported, attributable to the results of Grupo Modelo in Mexico.

Brussels, 11 August 2011 – 16 / 25

Income tax expense

Figure 6. Income tax expense (million USD)

	2Q10	2Q11	HY10	HY11
Tax expense	470	369	825	796
Effective tax rate	25.6%	17.3%	28.1%	20.3%
Normalized effective tax rate	25.4%	19.8%	25.3%	20.9%

The tax rate decreased in HY11 compared to HY10 primarily due to a profit mix shift to countries with lower marginal tax rates, as well as incremental income tax benefits in Brazil, and favorable outcomes on tax claims. Additionally, the HY10 tax rate was unfavorably impacted by the non-deductibility of certain non-recurring financial charges associated with the refinancing of the 2008 senior facilities. The company continues to benefit at the AmBev level from the impact of interest on equity payments and tax deductible goodwill from the merger between InBev Holding Brazil and AmBev in July 2005 and the acquisition of Quinsa in August 2006.

Profit attributable to non-controlling interest

Profit attributable to non-controlling interest was 465 million USD in 2Q11, an increase from 352 million USD in 2Q10, as a result of the strong performance of AmBev and currency translation effects. HY11 profit attributable to non-controlling interest was 972 million USD, an increase from 721 million USD in HY10.

2Q11 and HY11 profit

Normalized profit attributable to equity holders of Anheuser-Busch InBev was 1 603 million USD in 2Q11, compared to 1 440 million USD in 2Q10, and 2 758 million USD in HY11, compared to 2 331 million USD in HY10.

2Q11 and HY11 EPS

Figure 7. Earnings per share

	000000	000000	000000	000000
	2Q10	2Q11	HY10	HY11
Normalized earnings per share (USD)	0.90	1.00	1.46	1.73
Non-recurring items, after taxes, attributable to equity holders of AB InBev, per share	-0.05	-0.01	-0.05	-0.03
Non-recurring finance cost, after taxes, attributable to equity holders of AB InBev, per share	-0.13	-0.09	-0.39	-0.19

Basic earnings per share (USD)	0.72	0.90	1.02	1.51

Normalized EPS for 2Q11 was 1.00 USD, compared to 0.90 USD in 2Q10. HY11 normalized EPS was 1.73 USD, compared to 1.46 USD in HY10.

Brussels, 11 August 2011 – 17 / 25

Reconciliation between normalized EBITDA and profit attributable to equity holders

Figure 8. Reconciliation of normalized EBITDA to profit attributable to equity holders of AB InBev

(million USD)

	000000	000000	000000	000000
	2Q10	2Q11	HY10	HY11
Profit attributable to equity holders of AB InBev	1 149	1 450	1 624	2 414
Non-controlling interests	352	465	721	972
Profit	1 501	1 915	2 345	3 386
Income tax expense	470	369	825	796
Share of results of associates	-138	-152	-233	-262
Non-recurring net finance cost	253	195	672	363
Net finance cost	519	668	1 419	1 426
Non-recurring items (incl. non-recurring impairment)	136	63	182	104
Normalized EBIT	2 740	3 058	5 210	5 813
Depreciation, amortization, and impairment	614	689	1 230	1 342
Normalized EBITDA	3 354	3 747	6 440	7 155

Normalized EBITDA and normalized EBIT are measures utilized by Anheuser-Busch InBev to demonstrate the company’s underlying performance.

Normalized EBITDA is calculated excluding the following effects from profit attributable to equity holders of Anheuser-Busch InBev: (i) non-controlling interest; (ii) income tax expense; (iii) share of results of associates; (iv) net finance cost; (v) non-recurring net finance cost; (vi) non-recurring items above EBIT (including non-recurring impairment); and (vii) depreciation, amortization and impairment.

Normalized EBITDA and normalized EBIT are not accounting measures under IFRS accounting and should not be considered as an alternative to profit attributable to equity holders as a measure of operational performance, or an alternative to cash flow as a measure of liquidity. Normalized EBITDA and normalized EBIT do not have a standard calculation method and Anheuser-Busch InBev’s definition of normalized EBITDA and normalized EBIT may not be comparable to that of other companies.

Brussels, 11 August 2011 – 18 / 25

FINANCIAL POSITION

Figure 9. Cash Flow Statement (million USD)

	HY10	HY11
Operating activities
Profit	2 345	3 386

Interest, taxes and non-cash items included in profit	4 381	3 874

Cash flow from operating activities before changes in working capital and use of provisions	6 726	7 260

Change in working capital	-573	-564
Pension contributions and use of provisions	-287	-393
Interest and taxes (paid)/received	-2 101	-2 162
Dividends received	368	402

Cash flow from operating activities	4 133	4 543

Investing activities
Net capex	-692	-1 508
Acquisition and sale of subsidiaries, net of cash acquired/disposed of	21	-261
Net proceeds/(acquisitions) of investment in short term debt securities	—	335
Other	36	-35

Cash flow from investing activities	-635	-1 469

Financing activities
Dividends paid	-1 031	-2 237
Net (payments) on/proceeds from borrowings	-1 340	-548
Net proceeds from the issue of share capital	34	128
Other (including net finance cost other than interest)	-264	-553

Cash flow from financing activities	-2 601	-3 210

Net increase/(decrease) in cash and cash equivalents	897	-136

Financial position

Cash flow from operating activities in HY11 grew to 4 543 million USD compared to 4 133 million USD in HY10, a growth of 9.9% on a reported basis, driven by higher profit generation in HY11.

HY11 recorded a decrease in cash and cash equivalents of 136 million USD compared to an increase of 897 million USD in HY10, largely due to the following:

•	Higher cash flow from operating activities

•

An increase in net capital expenditures to 1 508 million USD in HY11 from 692 million USD in HY10, as a result of investments in capacity expansion in Brazil and China in order to meet demand in these growth markets, and the timing of these investments

•	Acquisition of subsidiaries with a total of 261 million USD includes two operations in China and Goose Island in the United States

•	Dividend payments increasing to 2 237 million USD in HY11 from 1 031 million USD in HY10

Brussels, 11 August 2011 – 19 / 25

Net debt as of 30 June 2011 was 40.1 billion USD, an increase of 0.4 billion USD compared to 31 December 2010. Approximately 37% of our debt is denominated in currencies other than the US dollar, principally the Brazilian real and the euro. The weakening of the US dollar in relation to these currencies in HY11 negatively impacted the absolute level of our debt and therefore our interest expense, although the movements in exchange rates have a positive effect on reported EBITDA.

The seasonality of our business should result in stronger cash flow generation in the second half of the year compared to the first half, positively impacting the timing of debt pay down and therefore interest expense.

AB InBev’s cash, cash equivalents and short term investments in debt securities less bank overdrafts as at 30 June 2011 amounted to 4 791 million USD. As of 30 June 2011, the company had an aggregate of 7 464 million USD available under committed long-term credit facilities. Although AB InBev may borrow such amounts to meet its liquidity needs, the company principally relies on cash flows from operating activities to fund its continuing operations.

Figure 10. Terms and debt repayment schedule as of 30 June 2011 (billion USD)

Brussels, 11 August 2011 – 20 / 25

RECENT EVENTS

On 14 July 2011, Anheuser-Busch InBev Worldwide Inc., a subsidiary of AB InBev, issued 1.05 billion USD aggregate principal amount of bonds, consisting of 300 million USD aggregate principal amount of floating rate notes due 2014 and 750 million USD aggregate principal amount of fixed rate notes due 2014. The notes will bear interest at an annual rate of 36 basis points above three-month LIBOR for the floating rate notes and 1.50% for the fixed rate notes.

Effective 25 July 2011, AB InBev amended the terms of the 13 billion USD February 2010 credit agreement. The Amendment provides an extension of the 8 billion USD 5-year revolving credit facility maturing in April 2015 with a revised maturity of July 2016, as well as a reduced margin grid. In connection with the Amendment, AB InBev has fully prepaid and terminated the 5 billion USD 3-year term facility maturing in April 2013.

The 2011 half-year (HY11) financial data set out in figures 3 to 10 have been extracted from the group’s unaudited condensed consolidated interim financial statements as of and for the six months ended 30 June 2011, which have been reviewed by our statutory auditors PricewaterhouseCoopers Bedrijfsrevisoren BCVBA in accordance with both International Standard on Review Engagements 2410 and the standards of the Public Company Accounting Oversight Board (United States). The auditors concluded that, based on their review, nothing had come to their attention that caused them to believe that those interim financial statements were not prepared, in all material respects, in accordance with IAS 34 “Interim Financial Reporting”, as issued by the IASB and as adopted by the European Union.

Annexes

•	Annex 1: Second Quarter 2011 (2Q11) segment information

•	Annex 2: Half Year 2011 (HY11) segment information

Agenda for 11 August 2011

•	Conference call HY11 results for investors

3.00 p.m. CET / 2.00 p.m. GMT / 9.00 a.m. EST—full registration details are available at: http://www.ab-inbev.com/go/investors/events_calendar/HY11_results.cfm

Disclaimer:

This release contains certain forward-looking statements reflecting the current views of the management of AB InBev with respect to, among other things, AB InBev’s strategic objectives, business prospects, future financial condition, budgets, projected levels of production, projected costs and projected levels of revenues and profits, and the synergies it is able to achieve. These statements involve risks and uncertainties. The ability of AB InBev to achieve these objectives and targets is dependent on many factors some of which may be outside of management’s control. In some cases, words such as “believe”, “intend”, “expect”, “anticipate”, “plan”, “target”, “will” and similar expressions to identify forward-looking statements are used. All statements other than statements of historical facts are forward-looking statements. You should not place undue reliance on these forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect AB InBev’s current expectations and assumptions as to future events and circumstances that may not prove accurate. The actual results could differ materially from those anticipated in the forward-looking statements for many reasons including the risks described under Item 3.D of AB InBev’s annual report on Form 20-F filed with the US Securities and Exchange Commission on 13 April 2011. AB InBev cannot assure you that the future results, level of activity, performance or achievements of AB InBev will meet the expectations reflected in the forward-looking statements. Moreover, neither AB InBev nor any other person assumes responsibility for the accuracy or completeness of the forward-looking statements. Unless AB InBev is required by law to update these statements, AB InBev will not necessarily update any of these statements after the date of this release, either to confirm the actual results or to report a change in its expectations.

Brussels, 11 August 2011 – 21 / 25

About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with an American Depositary Receipt secondary listing on the New York Stock Exchange (NYSE: BUD). It is the leading global brewer and one of the world’s top five consumer products companies. A true consumer-centric, sales driven organization, AB InBev manages a portfolio of well over 200 beer brands that includes global flagship brands Budweiser®, Stella Artois® and Beck’s®, fast growing multi-country brands like Leffe® and Hoegaarden®, and strong “local champions” such as Bud Light®, Skol®, Brahma®, Quilmes®, Michelob®, Harbin®, Sedrin®, Klinskoye®, Sibirskaya Korona®, Chernigivske®, and Jupiler®, among others. In addition, the company owns a 50 percent equity interest in the operating subsidiary of Grupo Modelo, Mexico’s leading brewer and owner of the global Corona® brand. AB InBev’s dedication to heritage and quality is rooted in brewing traditions that originate from the Den Hoorn brewery in Leuven, Belgium, dating back to 1366 and the pioneering spirit of the Anheuser & Co brewery, which traces its origins back to 1852 in St. Louis, USA. Geographically diversified with a balanced exposure to developed and developing markets, AB InBev leverages the collective strengths of its approximately 114 000 employees based in operations in 23 countries across the world. The company strives to be the Best Beer Company in a Better World. In 2010, AB InBev realized 36.3 billion US dollar revenue. For more information, please visit: www.ab-inbev.com.

Anheuser-Busch InBev Contacts:

Media	Investors

Marianne Amssoms Tel: +1-212-573-9281 E-mail: marianne.amssoms@ab-inbev.com	Graham Staley Tel: +1-212-573-4365 E-mail: graham.staley@ab-inbev.com

Karen Couck Tel: +32-16-27-69-65 E-mail: karen.couck@ab-inbev.com	Thelke Gerdes Tel: +32-16-27-68-88 E-mail: thelke.gerdes@ab-inbev.com

Brussels, 11 August 2011 – 22 / 25

Annex 1 AB InBev Worldwide	2Q10	Scope	Currency translation	Organic growth	2Q11	Organic growth
Total volumes (thousand hls)	100 611	291	—	344	101 246	0.3%
Of which AB InBev own beer	89 074	562	—	573	90 209	0.6%
Revenue	9 174	-23	466	335	9 952	3.7%
Cost of sales	-4 112	19	-162	-77	-4 332	-1.9%
Gross profit	5 062	-3	304	257	5 620	5.1%
Distribution expenses	-719	—	-56	-69	-843	-9.7%
Sales and marketing expenses	-1 234	-27	-73	-49	-1 384	-3.9%
Administrative expenses	-491	1	-31	52	-469	10.6%
Other operating income/expenses	122	-3	12	4	134	3.6%
Normalized EBIT	2 740	-32	155	195	3 058	7.1%
Normalized EBITDA	3 354	4	188	201	3 747	6.0%
Normalized EBITDA margin	36.6%				37.7%	83 bp

North America	2Q10	Scope	Currency translation	Organic growth	2Q11	Organic growth
Total volumes (thousand hls)	34 435	-175	—	-492	33 768	-1.4%
Revenue	4 104	-47	28	77	4 163	1.9%
Cost of sales	-1 852	46	-7	11	-1 801	0.6%
Gross profit	2 252	—	21	88	2 362	3.9%
Distribution expenses	-211	-3	-5	7	-211	3.4%
Sales and marketing expenses	-404	-1	-4	-42	-450	-10.4%
Administrative expenses	-140	—	-1	11	-130	7.7%
Other operating income/expenses	14	—	—	-2	13	-13.2%
Normalized EBIT	1 513	-4	13	62	1 584	4.1%
Normalized EBITDA	1 735	-4	14	60	1 804	3.5%
Normalized EBITDA margin	42.3%				43.3%	66 bp

Latin America - North	2Q10	Scope	Currency translation	Organic growth	2Q11	Organic growth
Total volumes (thousand hls)	26 938	-180	—	-253	26 505	-0.9%
Revenue	2 154	-14	273	100	2 512	4.7%
Cost of sales	-732	-22	-90	-44	-887	-6.0%
Gross profit	1 422	-37	184	56	1 625	4.0%
Distribution expenses	-249	4	-33	-35	-313	-14.2%
Sales and marketing expenses	-300	—	-34	1	-332	0.4%
Administrative expenses	-133	2	-10	48	-93	37.0%
Other operating income/expenses	62	—	11	27	99	43.2%
Normalized EBIT	802	-31	117	97	986	12.1%
Normalized EBITDA	928	5	132	96	1 160	10.3%
Normalized EBITDA margin	43.1%				46.2%	234 bp

Latin America - South	2Q10	Scope	Currency translation	Organic growth	2Q11	Organic growth
Total volumes (thousand hls)	6 772	—	—	-11	6 760	-0.2%
Revenue	404	—	10	105	520	26.0%
Cost of sales	-175	—	-3	-46	-223	-26.5%
Gross profit	229	—	8	59	296	25.7%
Distribution expenses	-35	—	—	-10	-45	-29.4%
Sales and marketing expenses	-50	—	-1	-10	-62	-19.4%
Administrative expenses	-15	—	-1	-3	-19	-22.1%
Other operating income/expenses	2	—	—	-3	-1	-181.6%
Normalized EBIT	131	—	6	32	169	24.9%
Normalized EBITDA	170	—	6	34	210	20.2%
Normalized EBITDA margin	42.0%				40.5%	-193 bp

Brussels, 11 August 2011 – 23 / 25

Annex 1 Western Europe	2Q10	Scope	Currency translation	Organic growth	2Q11	Organic growth
Total volumes (thousand hls)	9 218	—	—	-394	8 824	-4.3%
Of which AB InBev own beer	8 400	12	—	-133	8 279	-1.6%
Revenue	1 126	—	110	-75	1 161	-6.6%
Cost of sales	-505	—	-46	94	-457	18.6%
Gross profit	621	—	64	19	704	3.1%
Distribution expenses	-105	—	-12	—	-117	-0.3%
Sales and marketing expenses	-203	—	-22	-3	-228	-1.5%
Administrative expenses	-68	—	-9	2	-74	3.1%
Other operating income/expenses	17	—	—	-10	7	-59.1%
Normalized EBIT	263	—	21	8	292	3.0%
Normalized EBITDA	349	—	32	6	387	1.7%
Normalized EBITDA margin	31.0%				33.3%	278 bp

Central and Eastern Europe	2Q10	Scope	Currency translation	Organic growth	2Q11	Organic growth
Total volumes (thousand hls)	8 103	—	—	-248	7 854	-3.1%
Revenue	505	—	14	22	540	4.4%
Cost of sales	-253	—	-7	-29	-288	-11.6%
Gross profit	252	—	7	-7	252	-2.9%
Distribution expenses	-54	—	-2	-13	-70	-24.6%
Sales and marketing expenses	-104	—	-4	-5	-113	-5.0%
Administrative expenses	-25	—	-1	2	-24	8.9%
Other operating income/expenses	1	—	—	-1	—	-95.0%
Normalized EBIT	70	—	—	-25	45	-35.4%
Normalized EBITDA	121	—	1	-24	98	-19.8%
Normalized EBITDA margin	23.9%				18.1%	-552 bp

Asia Pacific	2Q10	Scope	Currency translation	Organic growth	2Q11	Organic growth
Total volumes (thousand hls)	13 461	623	—	1 626	15 710	12.1%
Revenue	452	41	24	103	620	21.6%
Cost of sales	-251	-12	-14	-68	-344	-26.9%
Gross profit	201	30	10	35	276	15.6%
Distribution expenses	-36	-1	-2	-11	-50	-31.8%
Sales and marketing expenses	-130	-27	-5	11	-150	7.4%
Administrative expenses	-39	-1	-2	-14	-57	-36.7%
Other operating income/expenses	7	—	—	-2	5	-27.7%
Normalized EBIT	3	1	1	19	24	619.1%
Normalized EBITDA	53	3	3	27	87	50.8%
Normalized EBITDA margin	11.8%				14.0%	270 bp

Global Export and Holding Companies	2Q10	Scope	Currency translation	Organic growth	2Q11	Organic growth
Total volumes (thousand hls)	1 686	23	—	116	1 825	6.8%
Revenue	429	-3	7	3	435	0.6%
Cost of sales	-344	7	3	4	-330	1.2%
Gross profit	85	4	10	7	105	7.6%
Distribution expenses	-29	—	-3	-6	-37	-20.3%
Sales and marketing expenses	-43	—	-3	-2	-48	-4.8%
Administrative expenses	-72	—	-6	6	-72	8.4%
Other operating income/expenses	18	-3	1	-4	11	-27.1%
Normalized EBIT	-41	1	-2	1	-41	2.3%
Normalized EBITDA	—	—	—	2	2	—

Brussels, 11 August 2011 – 24 / 25

Annex 2 AB InBev Worldwide	HY10	Scope	Currency translation	Organic growth	HY11	Organic growth
Total volumes (thousand hls)	192 443	279	—	-31	192 691	0.0%
Of which AB InBev own beer	168 279	603	—	492	169 374	0.3%
Revenue	17 501	-57	709	803	18 955	4.6%
Cost of sales	-7 830	36	-240	-198	-8 231	-2.6%
Gross profit	9 671	-20	469	605	10 724	6.2%
Distribution expenses	-1 375	4	-85	-164	-1 620	-12.0%
Sales and marketing expenses	-2 300	-40	-100	-101	-2 540	-4.3%
Administrative expenses	-994	4	-42	43	-990	4.3%
Other operating income/expenses	208	-4	18	17	239	8.4%
Normalized EBIT	5 210	-56	259	399	5 813	7.7%
Normalized EBITDA	6 440	8	304	403	7 155	6.3%
Normalized EBITDA margin	36.8%				37.7%	58 bp

North America	HY10	Scope	Currency translation	Organic growth	HY11	Organic growth
Total volumes (thousand hls)	65 180	-168	—	-1 550	63 462	-2.4%
Revenue	7 662	-74	54	64	7 706	0.9%
Cost of sales	-3 535	74	-14	55	-3 419	1.6%
Gross profit	4 127	-1	40	120	4 287	2.9%
Distribution expenses	-387	-5	-10	3	-399	0.9%
Sales and marketing expenses	-774	—	-7	-52	-834	-6.8%
Administrative expenses	-285	—	-2	19	-268	6.7%
Other operating income/expenses	27	—	—	-9	19	-31.7%
Normalized EBIT	2 709	-7	21	81	2 805	3.0%
Normalized EBITDA	3 155	-8	24	62	3 233	2.0%
Normalized EBITDA margin	41.2%				42.0%	46 bp

Latin America - North	HY10	Scope	Currency translation	Organic growth	HY11	Organic growth
Total volumes (thousand hls)	56 364	-362	—	-379	55 623	-0.7%
Revenue	4 544	-40	496	343	5 343	7.6%
Cost of sales	-1 493	-34	-157	-110	-1 795	-7.5%
Gross profit	3 051	-74	339	233	3 548	7.7%
Distribution expenses	-506	11	-57	-83	-636	-16.8%
Sales and marketing expenses	-575	3	-56	-7	-635	-1.3%
Administrative expenses	-267	5	-22	44	-239	16.9%
Other operating income/expenses	118	—	17	46	181	39.4%
Normalized EBIT	1 820	-55	221	233	2 219	12.7%
Normalized EBITDA	2 075	9	245	227	2 556	10.9%
Normalized EBITDA margin	45.7%				47.8%	141 bp

Latin America - South	HY10	Scope	Currency translation	Organic growth	HY11	Organic growth
Total volumes (thousand hls)	15 965	—	—	329	16 294	2.1%
Revenue	980	—	-3	238	1 215	24.3%
Cost of sales	-384	—	2	-95	-476	-24.7%
Gross profit	596	—	—	143	739	24.0%
Distribution expenses	-79	—	1	-26	-104	-32.3%
Sales and marketing expenses	-107	—	—	-24	-131	-22.1%
Administrative expenses	-32	—	—	-6	-39	-19.9%
Other operating income/expenses	-3	—	—	-2	-4	-63.4%
Normalized EBIT	375	—	—	86	461	22.8%
Normalized EBITDA	451	—	—	93	545	20.7%
Normalized EBITDA margin	46.1%				44.9%	- 132 bp

Brussels, 11 August 2011 – 25 / 25

Annex 2 Western Europe	HY10	Scope	Currency translation	Organic growth	HY11	Organic growth
Total volumes (thousand hls)	15 746	—	—	-369	15 377	-2.3%
Of which AB InBev own beer	14 235	23	—	21	14 279	0.1%
Revenue	1 976	—	98	-79	1 996	-4.0%
Cost of sales	-922	—	-42	111	-854	12.0%
Gross profit	1 054	—	57	32	1 142	3.0%
Distribution expenses	-200	—	-10	-2	-213	-1.2%
Sales and marketing expenses	-367	—	-19	—	-386	—
Administrative expenses	-147	—	-8	3	-151	2.2%
Other operating income/expenses	25	—	—	-13	12	-52.6%
Normalized EBIT	365	—	19	20	404	5.5%
Normalized EBITDA	539	—	28	21	588	3.8%
Normalized EBITDA margin	27.3%				29.5%	222 bp

Central and Eastern Europe	HY10	Scope	Currency translation	Organic growth	HY11	Organic growth
Total volumes (thousand hls)	12 633	—	—	6	12 639	0.1%
Revenue	749	—	18	76	843	10.2%
Cost of sales	-412	—	-9	-50	-471	-12.2%
Gross profit	337	—	9	26	372	7.7%
Distribution expenses	-87	—	-3	-26	-116	-29.3%
Sales and marketing expenses	-169	—	-5	-31	-206	-18.3%
Administrative expenses	-50	—	-2	2	-50	3.7%
Other operating income/expenses	2	—	—	-2	—	-105.8%
Normalized EBIT	31	—	-1	-30	—	-97.1%
Normalized EBITDA	129	—	1	-31	99	-23.8%
Normalized EBITDA margin	17.2%				11.7%	-530 bp

Asia Pacific	HY10	Scope	Currency translation	Organic growth	HY11	Organic growth
Total volumes (thousand hls)	23 244	764	—	1 902	25 909	8.2%
Revenue	825	60	40	141	1 067	16.3%
Cost of sales	-468	-14	-24	-103	-609	-22.0%
Gross profit	358	46	17	38	458	9.6%
Distribution expenses	-62	-1	-3	-17	-84	-27.8%
Sales and marketing expenses	-222	-43	-9	17	-256	6.6%
Administrative expenses	-69	-1	-4	-24	-97	-34.6%
Other operating income/expenses	11	—	—	-2	9	-14.4%
Normalized EBIT	16	—	1	13	30	80.5%
Normalized EBITDA	114	2	6	29	151	25.5%
Normalized EBITDA margin	13.8%				14.2%	105 bp

Global Export and Holding Companies	HY10	Scope	Currency translation	Organic growth	HY11	Organic growth
Total volumes (thousand hls)	3 311	46	—	30	3 387	0.9%
Revenue	764	-3	6	19	786	2.5%
Cost of sales	-616	12	2	-6	-608	-0.9%
Gross profit	149	9	8	13	179	8.4%
Distribution expenses	-53	—	-2	-14	-69	-25.6%
Sales and marketing expenses	-86	—	-3	-4	-92	-4.6%
Administrative expenses	-144	—	-5	4	-145	3.1%
Other operating income/expenses	28	-4	1	-3	22	-11.5%
Normalized EBIT	-106	6	-2	-3	-105	-2.6%
Normalized EBITDA	-23	4	—	2	-17	9.2%